# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Karyopharm Therapeutics Inc., CIK 0001503802
CUSIP: 48576U205
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 85 Wells Avenue, 2nd Floor, Newton, Massachusetts (MA), 02459
Date of event which requires filing of this statement: 10/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-021156
Filed by CIK 0001586446

## Reporting persons
- J. Wood Capital Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 1,000,708; sole dispositive power 0; shared dispositive power 1,000,708; aggregate amount beneficially owned 1,000,708 (4.99% of the class)
  Comment: Limited Liability Company
- Jason Wood: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,000,708; sole dispositive power 0; shared dispositive power 1,000,708; aggregate amount beneficially owned 1,000,708 (4.99% of the class)

## Item 1. Issuer
Name of issuer: Karyopharm Therapeutics Inc.
Address of issuer's principal executive offices: 85 Wells Avenue, 2nd Floor, Newton, Massachusetts, 02459

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

J. Wood Capital Advisors LLC
Jason Wood
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 1820 Calistoga Road, Santa Rosa, CA 95404.
Citizenship: J. Wood Capital Advisors LLC is organized under the laws of the State of California. Jason Wood is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of the shares of Common Stock, based upon 15,926,939 shares of Common Stock outstanding as of October 14, 2025, as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2025. The share amounts reported herein reflect a 1-for-15 reverse stock split of the Common Stock effected by the Issuer on February 24, 2025.

J. Wood Capital Advisors LLC is the record holder of 784,802 shares of Common Stock and 215,906 warrants to purchase an equal number of shares of Common Stock. The warrants contain a provision preventing exercise if such exercise would result in the Reporting Persons beneficially owning greater than 4.99% of the outstanding Common Stock when aggregated with all other shares of Common Stock beneficially owned. As a result, at any given time, the Reporting Persons may be deemed to beneficially own shares of Common Stock underlying the warrants only to the extent their total beneficial ownership does not exceed 4.99%.

Jason Wood is the managing member of J. Wood Capital Advisors LLC. As a result, Jason Wood may be deemed to share beneficial ownership of the shares of Common Stock directly held by J. Wood Capital Advisors LLC.
Percent of class: 4.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,000,708
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,000,708

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed).

## Signatures
- J. Wood Capital Advisors LLC: /s/ Jason Wood, Jason Wood, Chief Executive Officer (11/03/2025)
- Jason Wood: /s/ Jason Wood, Jason Wood (11/03/2025)